March 26, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	GigCapital3, Inc.

Registration Statement on Form S-1

Filed February 25, 2020

File No. 333-236626

Dear Mr. Dougherty:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, GigCapital3, Inc. (“GigCapital3” or the “Company”), by your letter dated March 23, 2020 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, GigCapital3 will file Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits.

Cover Page

Comment 1. We note your inclusion on the prospectus cover page of the following disclosure: “This prospectus is directed only at relevant persons. Other persons should not act on this prospectus or any of its contents. This prospectus is confidential and is being supplied to you solely for your information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.” It appears that such disclosure is not intended to apply to U.S. investors. If so, please revise to clarify such statements.

Response: The disclosure has been revised as requested and moved from the prospectus cover page to page 137 of the Amended Registration Statement.

Description of Securities

Exclusive Forum Selection, page 120

Comment 2. Please revise your disclosure on page 120 to provide a complete description of your exclusive forum provision, including the exceptions set forth in the provision, and the application to actions arising under the Securities Act.

Response: The disclosure has been revised as requested. Please see page 120 of the Amended Registration Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 365-7442 or via email at jselman@crowell.com or Renée Delphin-Rodriguez, at (213) 310-7988 or via email at rdelphin-rodriguez@crowell.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc:	Dr. Avi S. Katz

Enclosures